Annual Report

JUNE 30, 2006

Waddell & Reed Advisors Dividend Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Value Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Select Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Select Funds, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2006. Stock prices rose during the period, despite increased market volatility this past spring and higher interest rates. The S&P 500 Index advanced 8.64 percent, led by energy stocks. Many international stocks posted even higher returns for the period as investors sought greater portfolio diversification. The Morgan Stanley Capital International EAFE Index climbed 26.56 percent, led primarily by Asian stocks.

In contrast, tighter central bank monetary policies around the world resulted in a weak bond market this past fiscal year. The Citigroup Broad Investment Grade Index declined 0.81 percent for the period. The Federal Reserve gave mixed signals as to how much more it will raise short-term interest rates in an effort to combat inflation, which appears to be accelerating.

A change in climate

Overall, the investing climate changed substantially this past spring, as many investors lost some of their appetite for higher risk investments such as commodities, emerging market securities and low quality stocks. Why? Certainty and unbridled optimism regarding global growth have been replaced with sobering realities, including:

- **Rising geopolitical tensions**, marked by the saber rattling of insecure regimes in Iran and North Korea, continued peacekeeping problems in Iraq and deteriorating Israeli-Palestinian relations.

- **Uncertainty over the scope of interest rate increases**. A new Federal Reserve chairman and changing market conditions have contributed to challenges in making Fed policy positions clear to investors. Meanwhile, Japan and Europe are each adopting more restrictive monetary policies, with Japan changing course for the first time in many years.

- **High energy prices and increased global energy demand**. Although prices appear still subject to seasonal fluctuations and geopolitical issues, the reality of permanently higher gasoline and heating/cooling costs thanks to growing demand in China, India and elsewhere appears to be having an effect on U.S. consumers.

- **A slowdown in the U.S. housing market**. While average home prices have not dropped a great deal, market conditions have shifted decidedly to favor buyers, with "for sale" inventory up sharply in many regions as home affordability has fallen to a two-decade low.

Financial markets don't like uncertainty. Neither do consumers. For now, we appear to have entered a period when fear of the unknown has replaced greed as the market's dominant emotion. It may take a little while for answers to surface when it comes to the key questions surrounding economic slowdown, interest rate policy, corporate profit trends and whether the U.S. dollar will weaken, hurting consumers' purchasing power.

Uncertainty creates opportunity

Over time, we believe that the outlook will be cleared up in positive fashion for those investors who are properly diversified. We believe that slowing growth in the world's economy is a good thing that should help to preempt overheating. The tightening that is taking place should help lead to an adequate, not drastic, slowdown, in our opinion. Uncertainty offers an opportunity to reassess your position, rethink the road you're traveling and, if needed, rebalance your portfolio. Through appropriate diversification in multiple asset classes, you potentially take advantage of long-term change.

Your financial advisor can help you maintain an appropriate investment strategy as part of a customized financial plan based on your individual goals. We believe that focusing on that plan, despite changes in market condition, is important as you work toward a sound financial future. Thank you for your confidence and continued partnership.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of Waddell & Reed Advisors Select Funds, Inc. and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. Each example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2006.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on a Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Dividend Income Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,085.30	1.25%	$ 6.46
Class B	1,000	1,080.20	2.18	11.23
Class C	1,000	1,080.00	2.13	11.02
Class Y	1,000	1,086.40	0.92	4.80
Based on 5% Return[2]				
Class A	$1,000	$1,018.59	1.25%	$ 6.26
Class B	1,000	1,013.98	2.18	10.88
Class C	1,000	1,014.24	2.13	10.68
Class Y	1,000	1,020.22	0.92	4.65

Energy Fund Expenses

For the Period Ended June 30, 2006	Beginning Account Value 3-1-06	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A**	$1,000	$1,043.00	1.86%	$ 6.33
Class B**	1,000	1,039.00	2.78	9.48
Class C**	1,000	1,041.00	2.58	8.78
Class Y**	1,000	1,044.00	1.46	5.01
Based on 5% Return[2]				
Class A	$1,000	$1,015.57	1.86%	$ 9.27
Class B	1,000	1,010.99	2.78	13.88
Class C	1,000	1,012.00	2.58	12.88
Class Y	1,000	1,017.54	1.46	7.36

See footnotes on page 7.

Value Fund Expenses

For the Six Months Ended June 30, 2006	Beginning Account Value 12-31-05	Ending Account Value 6-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,027.30	1.34%	$ 6.69
Class B	1,000	1,022.10	2.26	11.32
Class C	1,000	1,022.80	2.24	11.23
Class Y	1,000	1,029.70	0.91	4.57
Based on 5% Return[2]				
Class A	$1,000	$1,018.16	1.34%	$ 6.66
Class B	1,000	1,013.57	2.26	11.28
Class C	1,000	1,013.66	2.24	11.18
Class Y	1,000	1,020.28	0.91	4.55

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2006, and divided by 365.

**Actual inception date of the Fund is 3-1-06 (the date on which shares were first acquired by shareholders).

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

Manager's Discussion of Dividend Income Fund

June 30, 2006



An interview with David P. Ginther, CPA, portfolio manager of Waddell & Reed Advisors Dividend Income Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the last fiscal year?

The Fund rose 19.31 percent (Class A shares, excluding sales charges) for the period. In comparison, the Russell 1000 Index, generally reflecting the performance of the large cap sector of the stock market, increased 9.10 percent, while the Lipper Equity Income Funds Universe Average, generally reflecting the performance of the universe of funds with similar investment objectives, advanced 9.98 percent.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

What factors affected the Fund's performance during the fiscal year?

We believe the Fund benefited from its focus on the energy and basic materials sectors. Energy stocks continued to increase due, in our opinion, to long-term fundamentals that have allowed oil prices generally to remain higher than expected. Oil supply remains tight, with OPEC's spare capacity at its lowest level since the 1970s, and oil producers are struggling to bring on new supply, even with climbing oil prices. Also, demand remains strong in the U.S. and China, despite oil's rapid price increase over the last two years. Basic industry stocks benefited from strong demand for commodities, due, in our view, to China's economy growing at a faster pace than forecasted. The Fund has focused on what we feel are high quality, large-capitalization companies with strong cash flow that potentially can grow their dividend.

What other market conditions or events influenced the Fund's performance during the fiscal year?

We saw a number of challenging events over the period, although the financial markets and the economy remained resilient. Crude oil prices experienced significant price volatility, rising substantially in late September in the wake of Gulf Coast hurricanes, only to retreat slightly in late December before climbing again throughout the first three months of 2006. The Federal Reserve continued to raise short-term interest rates throughout the fiscal year, as economic data indicated solid growth with the potential for accelerating inflation brought on by the higher energy prices. We are beginning to see companies make use of stronger balance sheets, as evidenced by acquisitions activity and a rising number of companies increasing their dividends.

What strategies and techniques did you employ that specifically affected the Fund's performance?

We remain overweight the energy group because we feel that long-term investment opportunity remains positive as worldwide demand, led by the U.S. and China, continues to outpace supply growth. We continue to remain cautious on the consumer, as we feel that higher energy costs, combined with the low savings rate, could potentially reduce discretionary spending. Our strategy continues to target total returns through dividend growth and capital gains.

We focus on what we feel are large-capitalization, high quality companies with established operating records that we believe can accelerate their dividend payout ratio in the future. We look for holdings with strong balance sheets and cash flow that we believe are market leaders in their industries. We believe companies that can continue to grow earnings and increase cash flow likely will increase their dividend payout ratio. We also attempted to position the portfolio to take advantage of what we see as attractive fundamentals associated with commodities resulting from global economic growth, primarily in China.

What is your outlook for the next 12 months?

While we believe that economic growth may slow somewhat, we do feel that the economy will grow through the remainder of 2006, considering that inflation concerns appear to have moderated. Also, capital-spending trends have begun to improve, and the job market shows signs of strength. We remain positive on the financial markets, as we feel the Federal Reserve may be nearing the end of its tightening cycle. We believe companies will use stronger corporate balance sheets for acquisitions, to increase dividends and to repurchase shares. We continue to focus on large-cap companies with established operating records and the cash flow to potentially grow their dividends.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors Dividend Income Fund:

———————	Class A Shares[1][2]	$14,330
———————	Class B Shares[2]	$14,801
- - - - - - -	Class C Shares[2]	$14,816
— — —	Class Y Shares[2]	$15,367
—— —— .	Russell 1000 Index	$14,067
———————	Lipper Equity Income Funds Universe Average	$14,398

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2)The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[3]	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	12.45%	14.24%	18.22%	19.71%
5-year period ended 6-30-06	—	—	—	—
10-year period ended 6-30-06	—	—	—	—
Since inception of Class[4] through 6-30-06	12.74%	13.19%	14.00%	15.40%

(3)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(4)7-1-03 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF DIVIDEND INCOME FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Dividend Income Fund had net assets totaling $416,675,752 invested in a diversified portfolio of:

84.43%	Domestic Common Stocks
9.14%	Cash and Cash Equivalents
6.43%	Foreign Common Stocks

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund owned:



■	Energy Stocks	$20.20
■	Financial Services Stocks	$15.69
■	Cash and Cash Equivalents	$ 9.14
■	Capital Goods Stocks	$ 9.11
■	Utilities Stocks	$ 8.19
■	Consumer Nondurables Stocks	$ 6.89
□	Multi-Industry Stocks	$ 6.33
■	Technology Stocks	$ 5.50
■	Raw Materials Stocks	$ 4.65
■	Miscellaneous Stocks	$ 4.30
■	Consumer Services Stocks	$ 3.49
■	Transportation Stocks	$ 3.33
□	Health Care Stocks	$ 3.18

The Investments of Dividend Income Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Aircraft – 2.53%		
Boeing Company (The)	83,750	$ 6,859,963
Goodrich Corporation.	91,350	3,680,491
		10,540,454
Aluminum – 0.78%		
Alcoa Incorporated.	100,250	**3,244,090**
Banks – 2.85%		
Bank of America Corporation.	143,450	6,899,945
Mellon Financial Corporation.	63,100	2,172,533
Wells Fargo & Company	41,750	2,800,590
		11,873,068
Beverages – 1.60%		
Diageo plc, ADR.	98,700	**6,667,185**
Business Equipment and Services – 0.85%		
Genuine Parts Company	84,900	**3,536,934**
Capital Equipment – 4.45%		
Caterpillar Inc.	118,000	8,788,640
Deere & Company	117,050	9,772,505
		18,561,145
Chemicals – Petroleum and Inorganic – 0.78%		
du Pont (E.I.) de Nemours and Company	78,050	**3,246,880**
Chemicals – Specialty – 1.85%		
Air Products and Chemicals, Inc.	120,300	**7,689,576**
Computers – Peripherals – 1.88%		
SAP Aktiengesellschaft, ADR	149,100	**7,830,732**
Electrical Equipment – 0.55%		
Emerson Electric Co.	27,350	**2,292,203**
Electronic Components – 1.09%		
Microchip Technology Incorporated	75,600	2,540,538
Texas Instruments Incorporated.	66,000	1,999,140
		4,539,678

See Notes to Schedule of Investments on page 16.

The Investments of Dividend Income Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 3.01%		
SLM Corporation	236,853	**$ 12,534,261**
Food and Related – 0.94%		
Campbell Soup Company	105,450	**3,913,249**
Health Care – Drugs – 1.07%		
Pfizer Inc.	190,250	**4,465,167**
Health Care – General – 1.17%		
Johnson & Johnson	81,600	**4,889,472**
Hospital Supply and Management – 0.94%		
Medtronic, Inc.	83,250	**3,906,090**
Hotels and Gaming – 3.49%		
Harrah's Entertainment, Inc.	73,400	5,224,612
Starwood Hotels & Resorts Worldwide, Inc.	154,300	9,310,462
		14,535,074
Household – General Products – 2.95%		
Colgate-Palmolive Company	138,750	8,311,125
Procter & Gamble Company (The)	71,850	3,994,860
		12,305,985
Insurance – Property and Casualty – 2.49%		
Allstate Corporation (The)	97,700	5,347,121
St. Paul Companies, Inc. (The)	113,050	5,039,769
		10,386,890
Metal Fabrication – 1.19%		
Loews Corporation, Carolina Group	96,400	**4,952,068**
Mining – 1.24%		
Freeport-McMoRan Copper & Gold Inc., Class B	93,200	**5,164,212**
Multiple Industry – 6.33%		
3M Company	52,200	4,216,194
Altria Group, Inc.	148,000	10,867,640
General Electric Company	343,000	11,305,280
		26,389,114

See Notes to Schedule of Investments on page 16.

The Investments of Dividend Income Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Non-Residential Construction – 2.92%		
Fluor Corporation	130,950	$ 12,169,184
Petroleum – International – 7.37%		
Anadarko Petroleum Corporation	167,100	7,968,999
BP p.l.c., ADR	51,550	3,588,395
ConocoPhillips	80,372	5,266,777
Exxon Mobil Corporation	187,800	11,521,530
Marathon Oil Corporation.	28,550	2,378,215
		30,723,916
Petroleum – Services – 12.83%		
BJ Services Company	146,650	5,464,179
Baker Hughes Incorporated.	155,750	12,748,138
Grant Prideco, Inc.*	88,150	3,944,712
National Oilwell Varco, Inc.*	84,950	5,379,034
Patterson-UTI Energy, Inc.	74,050	2,100,428
Schlumberger Limited	214,750	13,982,373
Transocean Inc.*.	66,050	5,305,136
Weatherford International Ltd.*	91,050	4,517,901
		53,441,901
Railroad – 1.25%		
Union Pacific Corporation	55,800	5,187,168
Real Estate Investment Trust – 2.91%		
Host Hotels & Resorts, Inc.	94,387	2,064,244
ProLogis	85,050	4,432,806
Simon Property Group, Inc.	67,750	5,619,185
		12,116,235
Retail – General Merchandise – 0.54%		
Federated Department Stores, Inc.	61,880	2,264,808
Security and Commodity Brokers – 7.34%		
AllianceBernstein Holding L.P.	138,950	8,495,403
Chicago Mercantile Exchange Holdings Inc.	18,850	9,258,178
Legg Mason, Inc.	20,050	1,995,376
Marsh & McLennan Companies, Inc.	174,700	4,697,683
Morgan (J.P.) Chase & Co.	146,332	6,145,944
		30,592,584

See Notes to Schedule of Investments on page 16.

The Investments of Dividend Income Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 1.40%		
Reynolds American Inc.	50,700	$ 5,845,710
Trucking and Shipping – 2.08%		
United Parcel Service, Inc., Class B	105,050	8,648,767
Utilities – Electric – 2.53%		
Dominion Resources, Inc.	56,200	4,203,198
NRG Energy, Inc.*	87,550	4,218,159
NiSource Inc.	97,250	2,123,940
		10,545,297
Utilities – Gas and Pipeline – 2.61%		
Enbridge Inc.	136,450	4,171,277
Kinder Morgan, Inc.	66,900	6,682,641
		10,853,918
Utilities – Telephone – 3.05%		
BellSouth Corporation	103,200	3,735,840
Iowa Telecommunications Services, Inc.	251,300	4,754,596
Valor Communications Group, Inc.	369,550	4,231,347
		12,721,783
TOTAL COMMON STOCKS – 90.86%		**$378,574,798**
(Cost: $298,868,322)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 1.44%		
PepsiCo, Inc.,		
5.21%, 7–10–06	$6,000	5,992,185
Capital Equipment – 0.84%		
Deere (John) Capital Corporation,		
5.4%, 7–5–06	3,521	3,518,887
Finance Companies – 3.35%		
PACCAR Financial Corp.:		
5.2%, 7–3–06	2,000	1,999,422
5.23%, 7–6–06	7,000	6,994,915
Preferred Receivables Funding Corp.,		
5.25%, 7–24–06	5,000	4,983,229
		13,977,566

See Notes to Schedule of Investments on page 16.

The Investments of Dividend Income Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Retail – General Merchandise – 2.40%		
Wal-Mart Stores, Inc.,		
5.19%, 7–6–06	$10,000	$ 9,992,792
Utilities – Telephone – 0.94%		
British Telecommunications PLC,		
5.28%, 7–7–06	3,904	3,900,565
TOTAL SHORT-TERM SECURITIES – 8.97%		$ 37,381,995
(Cost: $37,381,995)		
TOTAL INVESTMENT SECURITIES – 99.83%		$415,956,793
(Cost: $336,250,317)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.17%		718,959
NET ASSETS – 100.00%		$416,675,752

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

 *No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

DIVIDEND INCOME FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $336,250) (Notes 1 and 3)	$415,957
Cash	1
Receivables:	
Fund shares sold.	952
Dividends and interest.	744
Investment securities sold	564
Prepaid and other assets	36
Total assets	418,254

LIABILITIES

Payable to Fund shareholders	744
Payable for investment securities purchased	623
Accrued shareholder servicing (Note 2).	86
Accrued service fee (Note 2)	72
Accrued accounting services fee (Note 2)	11
Accrued management fee (Note 2)	8
Accrued distribution fee (Note 2)	3
Other	31
Total liabilities.	1,578
Total net assets	$416,676

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 28
Additional paid-in capital	330,041
Accumulated undistributed income:	
Accumulated undistributed net investment income.	272
Accumulated undistributed net realized gain on	
investment transactions	6,629
Net unrealized appreciation in value of investments.	79,706
Net assets applicable to outstanding units of capital.	$416,676
Net asset value per share (net assets divided by shares outstanding):	
Class A	$14.76
Class B	$14.71
Class C	$14.71
Class Y	$14.76
Capital shares outstanding:	
Class A	24,704
Class B	1,497
Class C	1,205
Class Y	828
Capital shares authorized	330,000

See Notes to Financial Statements.

Statement of Operations

DIVIDEND INCOME FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $24)	$ 6,840
Interest and amortization	1,413
Total income	8,253

Expenses (Note 2):

Accounting services fee	111
Audit fees	13
Custodian fees	16
Distribution fee:	
Class A	12
Class B	142
Class C	108
Investment management fee	2,371
Legal fees	7
Service fee:	
Class A	725
Class B	47
Class C	36
Shareholder servicing:	
Class A	666
Class B	77
Class C	51
Class Y	17
Other	163
Total expenses	4,562
Net investment income	3,691

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	5,235
Realized net gain on swap agreements	1,631
Realized net gain on investments	6,866
Unrealized appreciation in value of investments during the period	46,752
Net gain on investments	53,618
Net increase in net assets resulting from operations	$57,309

See Notes to Financial Statements.

Statement of Changes in Net Assets

DIVIDEND INCOME FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,691	$ 2,384
Realized net gain (loss) on investments	6,866	(151)
Unrealized appreciation.	46,752	23,869
Net increase in net assets resulting from operations.	57,309	26,102
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(3,420)	(2,147)
Class B	(29)	(33)
Class C	(34)	(28)
Class Y	(165)	(144)
Realized gains on investment transactions:		
Class A	(—)	(393)
Class B	(—)	(29)
Class C	(—)	(21)
Class Y	(—)	(21)
	(3,648)	(2,816)
Capital share transactions (Note 5)	98,056	83,191
Total increase	151,717	106,477
NET ASSETS		
Beginning of period.	264,959	158,482
End of period.	$416,676	$264,959
Undistributed net investment income	$ 272	$ 167

(1)See "Financial Highlights" on pages 20 - 23.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,		For the period from 7-1-03[1] to 6-30-04
	2006	**2005**	**6-30-04**
Net asset value, beginning of period	$12.51	$11.26	$10.00
Income from investment operations:			
Net investment income	0.16	0.13	0.07
Net realized and unrealized			
gain on investments.	2.25	1.28	1.25
Total from investment operations	2.41	1.41	1.32
Less distributions from:			
Net investment income	(0.16)	(0.13)	(0.06)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.16)	(0.16)	(0.06)
Net asset value, end of period	$14.76	$12.51	$11.26
Total return[2]	19.31%	12.59%	13.18%
Net assets, end of period (in millions)	$365	$228	$132
Ratio of expenses to average			
net assets including			
voluntary expense waiver	1.27%	1.32%	1.40%
Ratio of net investment income to			
average net assets including			
voluntary expense waiver	1.17%	1.20%	0.84%
Ratio of expenses to average			
net assets excluding			
voluntary expense waiver	1.27%[3]	1.32%[3]	1.41%
Ratio of net investment income to			
average net assets excluding			
voluntary expense waiver	1.17%[3]	1.20%[3]	0.83%
Portfolio turnover rate.	15%	28%	27%

(1)Commencement of operations of the class.
(2)Total return calculated without taking into account the sales load deducted on an initial purchase.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,		For the period from 7-1-03[1] to 6-30-04
	2006	**2005**	**6-30-04**
Net asset value, beginning of period	$12.46	$11.22	$10.00
Income (loss) from investment operations:			
Net investment income (loss)	0.03	0.03	(0.00)
Net realized and unrealized gain on investments.	2.24	1.27	1.22
Total from investment operations	2.27	1.30	1.22
Less distributions from:			
Net investment income	(0.02)	(0.03)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.02)	(0.06)	(0.00)
Net asset value, end of period	$14.71	$12.46	$11.22
Total return	18.24%	11.57%	12.20%
Net assets, end of period (in millions)	$22	$16	$10
Ratio of expenses to average net assets including voluntary expense waiver	2.20%	2.26%	2.30%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.22%	0.26%	–0.06%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.20%[2]	2.26%[2]	2.31%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.22%[2]	0.26%[2]	–0.07%
Portfolio turnover rate.	15%	28%	27%

(1)Commencement of operations of the class.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,		For the period from 7-1-03[1] to 6-30-04
	2006	**2005**	**6-30-04**
Net asset value, beginning of period	$12.47	$11.23	$10.00
Income (loss) from investment operations:			
Net investment income (loss)	0.04	0.04	(0.00)
Net realized and unrealized gain			
on investments.	2.23	1.26	1.23
Total from investment operations	2.27	1.30	1.23
Less distributions from:			
Net investment income	(0.03)	(0.03)	(0.00)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.03)	(0.06)	(0.00)
Net asset value, end of period	$14.71	$12.47	$11.23
Total return	18.22%	11.59%	12.30%
Net assets, end of period (in millions)	$18	$11	$8
Ratio of expenses to average net assets including voluntary expense waiver	2.14%	2.19%	2.24%
Ratio of net investment income (loss) to average net assets including voluntary expense waiver	0.29%	0.32%	–0.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	2.14%[2]	2.19%[2]	2.25%
Ratio of net investment income (loss) to average net assets excluding voluntary expense waiver	0.29%[2]	0.32%[2]	–0.01%
Portfolio turnover rate.	15%	28%	27%

(1)Commencement of operations of the class.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,		For the period from 7-1-03[1] to 6-30-04
	2006	**2005**	**6-30-04**
Net asset value, beginning of period	$12.51	$11.26	$10.00
Income from investment operations:			
Net investment income	0.20	0.18	0.07
Net realized and unrealized			
gain on investments.	2.25	1.28	1.28
Total from investment operations	2.45	1.46	1.35
Less distributions from:			
Net investment income	(0.20)	(0.18)	(0.09)
Capital gains	(0.00)	(0.03)	(0.00)
Total distributions	(0.20)	(0.21)	(0.09)
Net asset value, end of period	$14.76	$12.51	$11.26
Total return	19.71%	13.01%	13.58%
Net assets, end of period (in millions)	$12	$10	$8
Ratio of expenses to average net assets including voluntary expense waiver	0.94%	0.96%	1.01%
Ratio of net investment income to average net assets including voluntary expense waiver	1.49%	1.56%	1.03%
Ratio of expenses to average net assets excluding voluntary expense waiver	0.94%[2]	0.96%[2]	1.02%
Ratio of net investment income to average net assets excluding voluntary expense waiver	1.49%[2]	1.56%[2]	1.02%
Portfolio turnover rate.	15%	28%	27%

(1)Commencement of operations of the class.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Manager's Discussion of Energy Fund

June 30, 2006



An interview with David P. Ginther, CPA, portfolio manager of Waddell & Reed Advisors Energy Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance since its inception on March 1, 2006.

How did the Fund perform since inception?

The Fund rose 4.30 percent (Class A shares, excluding sales charges) between March 1, 2006 and June 30, 2006. In comparison, the S&P 1500 Energy Sector Index, generally representing the performance of stocks in the energy industry, advanced 8.78 percent during the same period. The Lipper Natural Resources Funds Universe Average, generally reflecting the performance of the universe of funds with similar investment objectives, advanced 8.89 percent.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

What factors affected the Fund's performance since its inception?

We're in the process of building a long-term portfolio during a challenging, volatile environment since the Fund's inception in March. After peaking in early May, stock prices, as well as the overall equity market, became volatile amid concern over how rising global interest rates may affect cyclical demand for energy, as well as rising geopolitical tensions that may affect long-term energy supplies. We carefully deployed assets in an effort to maximize long-term opportunities, and this approach penalized our initial results for the four-month period ended June 30.

Positive long-term industry fundamentals and the potential for disruption of supplies have generally allowed oil prices to rise to higher-than-expected levels in calendar year 2006. Oil supply remains tight, with OPEC's spare capacity at its lowest level since the 1970s, and oil producers are struggling to bring on new supply, even with climbing oil prices. Also, demand remains strong in the U.S. and China, despite oil's rapid price increase over the last two years. Basic industry stocks benefited from strong demand for commodities, due, in our view, to China's economy growing at a faster pace than forecasted. The Fund focused on what we feel are high quality, large-capitalization companies, such as ExxonMobil and BP plc. Such firms typically have strong cash flow to potentially grow their dividend.

What other market conditions or events influenced the Fund's performance?

We saw a number of challenging events over the period, although the financial markets and the economy remained resilient. The

Federal Reserve continued to raise short-term interest rates, as economic data indicated solid growth with the potential for accelerating inflation brought on by the higher energy prices. We are beginning to see companies make use of stronger balance sheets, as evidenced by acquisitions activity and a rising number of companies increasing their dividends.

Natural gas prices fell sharply early in calendar year 2006 amid a warm winter. However, we remain optimistic that gas prices will rise over the long term, helped by a lack of growth in domestic supplies. We have positioned the portfolio accordingly.

What strategies and techniques did you employ that affected Fund performance?

We feel that long-term energy investment opportunity remains positive as worldwide demand, led by the U.S. and China, continues to outpace supply growth. We continue to remain cautious on the consumer, as we feel that higher energy costs, combined with the low savings rate, could potentially reduce discretionary spending. Our strategy continues to target total returns through dividend growth and capital gains.

We focus on large-capitalization, high quality companies with established operating records that we believe can accelerate their dividend payout ratio in the future.

What is your outlook for the next 12 months?

While we believe that economic growth may slow somewhat, we do feel that the economy will grow through the remainder of 2006, considering that inflation concerns appear to have moderated. Also, capital-spending trends have begun to improve, and the job market shows signs of strength. We remain positive on the energy sector and on the financial markets, as we feel the Federal Reserve may be nearing the end of its tightening cycle. We believe companies will use stronger corporate balance sheets for acquisitions, to increase dividends and to repurchase shares. We continue to focus primarily on large-cap companies with established operating records and strong cash flow.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification.

Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Cumulative Total Return[1]				
	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	—	—	—	—
5-year period ended 6-30-06	—	—	—	—
10-year period ended 6-30-06	—	—	—	—
Since inception of Class[2] through 6-30-06	—	—	—	—
Cumulative return since inception of Class[2]	−1.70%	−1.10%	3.10%	4.40%

(1)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. Class Y shares are not subject to sales charges.**

(2)3-1-06 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF ENERGY FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Energy Fund had net assets totaling $116,562,617 invested in a diversified portfolio of:

71.91%	Domestic Common Stocks
18.09%	Foreign Common Stocks
10.00%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund was invested by industry and geographic region, respectively, as follows:



■	Energy Stocks	$66.84
■	Cash and Cash Equivalents	$10.00
■	Utilities Stocks	$ 6.98
■	Capital Goods Stocks	$ 6.94
■	Miscellaneous Stocks	$ 3.86
■	Raw Materials Stocks	$ 2.93
□	Business Equipment and Services Stocks	$ 2.45

■	United States	$71.91
■	Cash and Cash Equivalents	$10.00
■	Canada	$ 6.93
■	Bermuda	$ 5.18
■	Europe	$ 4.33
■	Pacific Basin	$ 1.21
□	South America	$ 0.44

The Investments of Energy Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Business Equipment and Services – 2.45%		
Bucyrus International, Inc., Class A.	24,200	$ 1,221,979
Headwaters Incorporated*	27,250	696,510
Jacobs Engineering Group Inc.*	11,800	939,752
		2,858,241
Capital Equipment – 4.54%		
Cameron International Corporation*	50,050	2,390,889
Caterpillar Inc.	13,850	1,031,548
Shaw Group Inc. (The)*	30,300	842,340
SunPower Corporation, Class A*.	23,400	652,626
Suntech Power Holdings Co., Ltd., ADR*	13,250	374,312
		5,291,715
Chemicals – Specialty – 0.99%		
VeraSun Energy Corporation*	44,100	1,157,184
Coal – 4.66%		
Alpha Natural Resources, Inc.*	47,400	929,988
Foundation Coal Holdings, Inc.	25,300	1,187,329
Massey Energy Company	27,150	977,400
Peabody Energy Corporation.	41,950	2,338,712
		5,433,429
Electrical Equipment – 0.53%		
Hydrogenics Corporation*	253,750	617,881
Electronic Components – 0.72%		
Evergreen Solar, Inc.*	64,800	841,428
Electronic Instruments – 0.34%		
Energy Conversion Devices, Inc.*	10,800	394,038
Food and Related – 1.13%		
Archer Daniels Midland Company	31,950	1,318,896
Mining – 1.94%		
Arch Coal, Inc.	27,800	1,177,886
Cameco Corporation	27,150	1,085,185
		2,263,071

See Notes to Schedule of Investments on page 31.

The Investments of Energy Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Multiple Industry – 1.67%		
General Electric Company	30,800	$ 1,015,168
Technip SA, ADR	16,850	928,772
		1,943,940
Non-Residential Construction – 1.87%		
Fluor Corporation	23,450	**2,179,208**
Petroleum – Canada – 0.94%		
Suncor Energy Inc.	13,500	**1,093,635**
Petroleum – Domestic – 1.22%		
Sunoco, Inc.	20,550	**1,423,909**
Petroleum – International – 28.55%		
Anadarko Petroleum Corporation	41,050	1,957,675
Apache Corporation	30,300	2,067,975
BP p.l.c., ADR	38,100	2,652,141
CNOOC Limited, ADR	6,150	494,337
ConocoPhillips	33,150	2,172,320
Devon Energy Corporation.	34,550	2,087,166
EOG Resources, Inc.	30,100	2,087,134
EnCana Corporation	24,600	1,294,944
Exxon Mobil Corporation	51,100	3,134,985
Hess Corporation	21,950	1,160,058
Marathon Oil Corporation.	21,500	1,790,950
Newfield Exploration Company*	67,500	3,303,450
Noble Energy, Inc.	48,200	2,258,652
Occidental Petroleum Corporation.	22,050	2,261,228
PetroChina Company Limited, ADR	5,100	550,647
Petroleo Brasileiro S.A. – Petrobras, ADR	5,750	513,532
Statoil ASA, ADR	33,100	944,012
TOTAL S.A., ADR	7,900	517,608
Talisman Energy Inc.	115,850	2,025,058
		33,273,872
Petroleum – Services – 31.47%		
BJ Services Company	64,650	2,408,859
Baker Hughes Incorporated.	44,650	3,654,603
Complete Production Services, Inc.*	101,300	2,394,732
ENSCO International Incorporated	33,850	1,557,777
Grant Prideco, Inc.*	49,900	2,233,025
Halliburton Company	22,450	1,666,014

See Notes to Schedule of Investments on page 31.

The Investments of Energy Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services (Continued)		
Nabors Industries Ltd.*.	92,250	$ 3,117,127
National Oilwell Varco, Inc.*	49,850	3,156,502
Schlumberger Limited	52,850	3,441,064
Smith International, Inc.	52,200	2,321,334
TODCO, Class A	44,400	1,813,740
Transocean Inc.*.	27,300	2,192,736
Valero Energy Corporation.	47,150	3,136,418
Warrior Energy Services Corporation*	27,650	675,904
Weatherford International Ltd.*	58,750	2,915,175
		36,685,010
Utilities – Electric – 3.42%		
Entergy Corporation.	27,900	1,973,925
Exelon Corporation	35,500	2,017,465
		3,991,390
Utilities – Gas and Pipeline – 3.56%		
Enbridge Inc.	64,150	1,961,065
Kinder Morgan, Inc.	21,850	2,182,597
		4,143,662
TOTAL COMMON STOCKS – 90.00%		**$104,910,509**
(Cost: $102,201,472)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Aluminum – 0.94%		
Alcoa Incorporated,		
5.3%, 7–3–06	$1,094	**1,093,678**
Food and Related – 4.29%		
McCormick & Co. Inc.,		
5.27%, 7–3–06	5,000	**4,998,536**
Mining – 1.11%		
BHP Billiton Finance (USA) Limited		
(BHP Billiton Limited),		
5.28%, 7–3–06	1,288	**1,287,622**

See Notes to Schedule of Investments on page 31.

The Investments of Energy Fund

June 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Retail – General Merchandise – 2.57%		
Target Corporation,		
5.15%, 7–3–06	$3,000	$ 2,999,142
TOTAL SHORT-TERM SECURITIES – 8.91%		$ 10,378,978
(Cost: $10,378,978)		
TOTAL INVESTMENT SECURITIES – 98.91%		$115,289,487
(Cost: $112,580,450)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.09%		1,273,130
NET ASSETS – 100.00%		$116,562,617

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ENERGY FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $112,580) (Notes 1 and 3)	$115,289
Cash	9
Receivables:	
Investment securities sold	2,509
Fund shares sold	362
Dividends and interest	33
Prepaid and other assets	115
Total assets	118,317

LIABILITIES

Payable for investment securities purchased	1,593
Payable to Fund shareholders	56
Accrued shareholder servicing (Note 2)	40
Accrued service fee (Note 2)	20
Accrued accounting services fee (Note 2)	5
Accrued management fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Other	36
Total liabilities	1,754
Total net assets	$116,563

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 11
Additional paid-in capital	113,847
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss on	
investment transactions	(4)
Net unrealized appreciation in value of investments	2,709
Net assets applicable to outstanding units of capital	$116,563
Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.43
Class B	$10.39
Class C	$10.41
Class Y	$10.44
Capital shares outstanding:	
Class A	10,079
Class B	467
Class C	567
Class Y	69
Capital shares authorized	330,000

See Notes to Financial Statements.

Statement of Operations

ENERGY FUND
For the Period from March 1, 2006[1] through June 30, 2006
(In Thousands)

INVESTMENT LOSS

Income (Note 1B):

Interest and amortization.	$ 311
Dividends (net of foreign withholding taxes of $14)	265
Total income	576

Expenses (Note 2):

Accounting services fee	18
Custodian fees.	5
Distribution fee:	
Class A.	2
Class B.	10
Class C.	12
Investment management fee.	262
Legal fees	19
Registration fees	52
Service fee:	
Class A.	68
Class B.	3
Class C.	4
Shareholder servicing:	
Class A.	114
Class B.	8
Class C.	6
Class Y.	—*
Other	16
Total expenses	599
Net investment loss	(23)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(4)
Unrealized appreciation in value of investments during the period	2,709
Net gain on investments	2,705
Net increase in net assets resulting from operations	$2,682

*Not shown due to rounding.
(1)Commencement of operations.

Statement of Changes in Net Assets

ENERGY FUND
(In Thousands)

	For the period from 3-1-06[1] through 6-30-06
INCREASE IN NET ASSETS	
Operations:	
Net investment loss	$ (23)
Realized net loss on investments	(4)
Unrealized appreciation.	2,709
Net increase in net assets resulting from operations	2,682
Distributions to shareholders from (Note 1E):[2]	
Net investment income:	
Class A	(—)
Class B	(—)
Class C	(—)
Class Y	(—)
Realized gains on investment transactions:	
Class A	(—)
Class B	(—)
Class C	(—)
Class Y	(—)
	(—)
Capital share transactions (Note 5)	113,881
Total increase	116,563
NET ASSETS	
Beginning of period.	—
End of period.	$116,563
Undistributed net investment income	$ —

(1)Commencement of operations.
(2)See "Financial Highlights" on pages 35 - 38.

See Notes to Financial Statements.

Financial Highlights

ENERGY FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 3-1-06[1] to 6-30-06
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.00
Net realized and unrealized gain on investments.	0.43
Total from investment operations	0.43
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$10.43
Total return[2]	4.30%
Net assets, end of period (in millions)	$105
Ratio of expenses to average net assets.	1.86%[3]
Ratio of net investment income to average	0.00%[3]
Portfolio turnover rate.	4%

(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.

See Notes to Financial Statements.

Financial Highlights

	For the period from 3-1-06[1] to 6-30-06
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment loss.	(0.03)
Net realized and unrealized gain on investments.	0.42
Total from investment operations	0.39
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$10.39
Total return	3.90%
Net assets, end of period (in millions)	$5
Ratio of expenses to average net assets.	2.78%[2]
Ratio of net investment loss to average net assets	−0.92%[2]
Portfolio turnover rate.	4%

(1)Commencement of operations of the class.
(2)Annualized.

Financial Highlights

ENERGY FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 3-1-06[1] to 6-30-06
Net asset value, beginning of period	$10.00
Income (loss) from investment operations:	
Net investment loss	(0.02)
Net realized and unrealized gain on investments	0.43
Total from investment operations	0.41
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$10.41
Total return	4.10%
Net assets, end of period (in millions)	$6
Ratio of expenses to average net assets	2.58%[2]
Ratio of net investment loss to average net assets	−0.73%[2]
Portfolio turnover rate	4%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Financial Highlights

ENERGY FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout the Period:

	For the period from 3-1-06[1] to 6-30-06
Net asset value, beginning of period	$10.00
Income from investment operations:	
Net investment income	0.01
Net realized and unrealized gain on investments.	0.43
Total from investment operations	0.44
Less distributions from:	
Net investment income	(0.00)
Capital gains	(0.00)
Total distributions	(0.00)
Net asset value, end of period	$10.44
Total return	4.40%
Net assets, end of period (in millions)	$1
Ratio of expenses to average net assets.	1.46%[2]
Ratio of net investment income to average net assets	0.29%[2]
Portfolio turnover rate.	4%

(1)Commencement of operations of the class.
(2)Annualized.

See Notes to Financial Statements.

Manager's Discussion of Value Fund

June 30, 2006



An interview with Matthew T. Norris, CFA, portfolio manager of Waddell & Reed Advisors Value Fund

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2006.

How did the Fund perform during the last fiscal year?

The Fund experienced a below-average performance for the fiscal year. The Class A shares of the Fund increased 5.40 percent during the period (excluding sales charges), compared with the Russell 1000 Value Index, reflecting the performance of securities that generally represent the value sector of the stock market, which increased 12.08 percent during the same period. The Lipper Large-Cap Value Funds Universe Average, generally reflecting the performance of the universe of funds with similar investment objectives, increased 10.17 percent for the period.

Please note that Fund returns and peer group returns include applicable fees and expenses, whereas unmanaged indexes do not include any fees. Also, when sales charges are included, Fund performance is reduced.

Why did the Fund underperform its benchmark index during the fiscal year?

The Fund trailed the index, in our view, due to a number of disappointing individual investments largely concentrated in the information technology and financial services sectors. As the fiscal year drew to a close, anticipation that the Federal Reserve could be nearing the end of its tightening campaign boosted interest rate-sensitive stocks, though technology holdings were hurt by fears of slowing growth. The same held true for the health care sector, where concern over usage of various medical devices (stents, hip replacements) and their pricing caused many of these holdings to decline.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Continued economic expansion led to a shift away from value and into growth stocks toward the end of 2005. Smaller stocks generally outperformed larger stocks, which was in direct contrast to the predictions of many market pundits. Overall, many holdings showed volatility throughout the fiscal year, as the market debated these and other conflicting economic forces. In the value investing arena, old-school industrial stocks continued to do well, notable among them those holdings within the energy, transportation, and basic materials sectors. Another area where the market experienced strong results was real estate, which is now in its seventh year of outperformance. Conversely, health care continues to be an area of weakness.

What strategies and techniques did you employ that specifically affected the Fund's performance?

The Fund continues to avoid placing significant weightings on individual sectors, preferring not to accept the risk and increased volatility that typically accompany such an approach. Rather, we attempt to look for holdings that we believe are synonymous with generating high cash flow, and then seek to return that money to shareholders. Recent areas of emphasis include holdings we consider more stable and less cyclical.

What industries or sectors did you emphasize during the fiscal year, and what is your outlook for the next 12 months?

The number of holdings in the Fund has declined somewhat as a number of what we feel are extremely attractive opportunities have surfaced, allowing larger investments in those companies. Our primary valuation criterion is free cash flow, as we have found that owning companies with high, free cash flow has been a good strategy over history. Unfortunately, high free cash flow stocks are currently out of favor, having not outperformed the market since April of 2005.

Given this, combined with what appears to be a slowing economic environment, there are no changes anticipated in the Fund's management philosophy. We continue to search diligently, one company at a time, for holdings we feel offer good value investment opportunities. We firmly believe this is the best way to achieve strong, consistent returns over a full market cycle.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors Value Fund:

———	Class A Shares[1][2]	$13,109
———	Class B Shares[2]	$13,177
- - - - - - -	Class C Shares[2]	$13,264
— — —	Class Y Shares[2]	$14,253
— — — -	Russell 1000 Value Index[3]	$13,774
- - - - - - -	Lipper Large-Cap Value Funds Universe Average[3]	$12,265



(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment.

(2) The value of the investment in the Fund is impacted by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(3) Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of January 1, 2001.

Average Annual Total Return[4]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-06	−0.66%	0.46%	4.53%	5.83%
5-year period ended 6-30-06	3.91%	3.95%	4.25%	5.63%
10-year period ended 6-30-06	—	—	—	—
Since inception of Class[5]				
through 6-30-06	5.01%	4.96%	5.23%	6.60%

(4) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(5) 12-15-00 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

SHAREHOLDER SUMMARY OF VALUE FUND

Portfolio Highlights

On June 30, 2006, Waddell & Reed Advisors Value Fund had net assets totaling $532,736,981 invested in a diversified portfolio of:

98.99%	Common Stocks
0.79%	Cash and Cash Equivalents
0.22%	Preferred Stock

As a shareholder of the Fund, for every $100 you had invested on June 30, 2006, your Fund owned:



	Financial Services Stocks	$35.09
	Energy Stocks	$14.97
	Technology Stocks	$ 9.88
	Miscellaneous Stocks	$ 7.31
	Utilities Stocks	$ 7.24
	Health Care Stocks	$ 6.36
	Retail Stocks	$ 4.98
	Multi-Industry Stocks	$ 4.38
	Consumer Nondurables Stocks	$ 3.53
	Raw Materials Stocks	$ 2.94
	Consumer Services Stocks	$ 2.31
	Cash and Cash Equivalents	$ 0.79
	Preferred Stock	$ 0.22

The Investments of Value Fund

June 30, 2006

COMMON STOCKS	Shares	Value
Aircraft – 1.02%		
Lockheed Martin Corporation	75,600	$ 5,423,544
Banks – 12.58%		
Bank of America Corporation.	522,870	25,150,047
Citigroup Inc. (A).	376,300	18,152,712
National City Corporation.	274,000	9,916,060
Wachovia Corporation	138,300	7,479,264
Wells Fargo & Company	94,300	6,325,644
		67,023,727
Beverages – 2.21%		
Diageo plc, ADR.	95,900	6,478,045
Molson Coors Brewing Company, Class B (A)	77,900	5,287,852
		11,765,897
Business Equipment and Services – 0.80%		
Waste Management, Inc.	118,900	4,266,132
Capital Equipment – 1.09%		
Illinois Tool Works Inc.	121,800	5,785,500
Chemicals – Petroleum and Inorganic – 1.00%		
du Pont (E.I.) de Nemours and Company	127,500	5,304,000
Chemicals – Specialty – 0.75%		
Air Products and Chemicals, Inc.	62,100	3,969,432
Communications Equipment – 1.22%		
Avaya Inc.*	226,500	2,586,630
Cisco Systems, Inc. (A)*.	200,200	3,908,905
		6,495,535
Computers – Main and Mini – 4.66%		
Hewlett-Packard Company (A).	621,300	19,682,784
Xerox Corporation*.	370,700	5,156,437
		24,839,221
Computers – Peripherals – 1.55%		
Adobe Systems Incorporated (A)*	141,500	4,303,723
MICROS Systems, Inc.*.	91,100	3,977,881
		8,281,604
Defense – 1.43%		
General Dynamics Corporation	116,300	7,612,998

See Notes to Schedule of Investments on page 47.

COMMON STOCKS (Continued)	**Shares**	**Value**
Finance Companies – 4.57%		
Fannie Mae.	189,200	$ 9,100,520
Freddie Mac	178,600	10,181,986
Nelnet, Inc., Class A*	125,200	5,076,860
		24,359,366
Food and Related – 1.32%		
General Mills, Inc.	136,000	7,025,760
Furniture and Furnishings – 0.93%		
Masco Corporation.	167,200	4,955,808
Health Care – Drugs – 2.76%		
AmerisourceBergen Corporation	108,100	4,531,552
Pfizer Inc.	433,900	10,183,633
		14,715,185
Health Care – General – 2.36%		
Boston Scientific Corporation (A)*	259,200	4,364,928
Da Vita Inc.*	111,800	5,556,460
Wyeth	59,400	2,637,954
		12,559,342
Hospital Supply and Management – 1.24%		
Aetna Inc.	166,100	6,632,373
Insurance – Life – 3.71%		
UnumProvident Corporation	1,088,900	19,741,757
Insurance – Property and Casualty – 5.41%		
American International Group, Inc.	97,200	5,739,660
Assurant, Inc.	183,400	8,876,560
Everest Re Group, Ltd. (A)	63,400	5,488,538
St. Paul Companies, Inc. (The)	195,183	8,701,258
		28,806,016
Leisure Time Industry – 1.25%		
Cendant Corporation	409,800	6,675,642
Metal Fabrication – 0.49%		
Loews Corporation, Carolina Group	51,300	2,635,281
Mining – 1.19%		
Falconbridge Limited	120,400	6,363,140
Motion Pictures – 1.06%		
News Corporation Limited, Class A	294,700	5,652,346

See Notes to Schedule of Investments on page 47.

The Investments of Value Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Motor Vehicle Parts – 0.93%		
American Axle & Manufacturing Holdings, Inc. (A)	290,400	**$ 4,968,744**
Multiple Industry – 4.38%		
Altria Group, Inc.	185,600	13,628,608
Genworth Financial, Inc.	193,000	6,724,120
Mirant Corporation*	111,500	2,988,200
		23,340,928
Petroleum – International – 14.00%		
Anadarko Petroleum Corporation	147,000	7,010,430
ChevronTexaco Corporation	200,100	12,418,206
ConocoPhillips	256,900	16,834,657
Devon Energy Corporation.	135,400	8,179,514
Exxon Mobil Corporation	491,100	30,128,985
		74,571,792
Petroleum – Services – 0.97%		
BJ Services Company	138,600	**5,164,236**
Railroad – 2.04%		
Union Pacific Corporation	117,100	**10,885,616**
Real Estate Investment Trust – 1.03%		
Duke Realty Corporation	155,400	**5,462,310**
Restaurants – 1.77%		
McDonald's Corporation.	280,300	**9,418,080**
Retail – General Merchandise – 3.21%		
Dollar General Corporation	344,200	4,811,916
Family Dollar Stores, Inc.	215,800	5,271,994
J. C. Penney Company, Inc.	103,700	7,000,787
		17,084,697
Security and Commodity Brokers – 8.82%		
Bear Stearns Companies Inc. (The)	47,600	6,667,808
CIT Group Inc.	116,300	6,081,327
Merrill Lynch & Co., Inc.	140,100	9,745,356
Morgan (J.P.) Chase & Co.	447,156	18,780,552
Morgan Stanley	90,500	5,720,505
		46,995,548
Utilities – Electric – 4.07%		
Energy East Corporation	223,900	5,357,927
Exelon Corporation	93,000	5,285,190
NRG Energy, Inc.*	109,000	5,251,620
PPL Corporation.	179,200	5,788,160
		21,682,897

See Notes to Schedule of Investments on page 47.

The Investments of Value Fund

June 30, 2006

COMMON STOCKS (Continued)	Shares	Value
Utilities – Telephone – 3.17%		
AT&T Inc.	245,900	$ 6,858,151
Embarq Corporation*	9,825	402,727
Sprint Nextel Corporation	196,500	3,928,035
Verizon Communications Inc.	170,500	5,710,045
		16,898,958
TOTAL COMMON STOCKS – 98.99%		**$527,363,412**
(Cost: $467,701,392)		

PREFERRED STOCK – 0.22%		
Finance Companies		
Federal National Mortgage Association, 5.375%, Convertible	13	**$ 1,205,061**
(Cost: $1,300,000)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper – 0.90%		
Beverages		
Anheuser-Busch Companies, Inc., 5.2%, 7–3–06	$4,800	**4,798,613**
Municipal Obligation – Taxable – 0.24%		
Washington		
Washington State Housing Finance Commission, Taxable Variable Rate Demand Multifamily Revenue Bonds (Mill Pointe Apartments Project), Series 1999B (U. S. Bank, National Association), 5.35%, 7–3–06	1,255	**1,255,000**
TOTAL SHORT-TERM SECURITIES – 1.14%		**$ 6,053,613**
(Cost: $6,053,613)		
TOTAL INVESTMENT SECURITIES – 100.35%		**$534,622,086**
(Cost: $475,055,005)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.35%)		**(1,885,105)**
NET ASSETS – 100.00%		**$532,736,981**

See Notes to Schedule of Investments on page 47.

The Investments of Value Fund

June 30, 2006

Notes to Schedule of Investments

Certain acronyms are used within the body of the Fund's holdings. The definition of this acronym is as follows: ADR – American Depositary Receipts.

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written options outstanding at June 30, 2006. (See Note 6 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Cisco Systems, Inc.	790	July/22.5	$22,909	$ 3,950
Hewlett-Packard Company	775	August/37.5	41,074	15,500
			$63,983	$19,450

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Adobe Systems Incorporated	670	July/30	$ 26,236	$ 36,850
American Axle & Manufacturing Holdings, Inc.	1,722	July/15	160,199	51,660
Boston Scientific Corporation	725	August/17.5	45,674	90,625
Everest Re Group, Ltd.	242	July/90	50,093	85,910
Molson Coors Brewing Company, Class B	404	July/65	31,018	12,120
Univision Communications Inc., Class A	691	July/35	60,806	105,378
			$374,026	$382,543

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

VALUE FUND
June 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $475,055) (Notes 1 and 3)	$534,622
Cash	4
Receivables:	
Investment securities sold.	2,213
Dividends and interest.	359
Fund shares sold.	310
Prepaid and other assets	27
Total assets	537,535

LIABILITIES

Payable for investment securities purchased	2,697
Payable to Fund shareholders	1,395
Outstanding written options – at value	
(premium received – $438) (Note 6)	402
Accrued shareholder servicing (Note 2).	175
Accrued service fee (Note 2)	89
Accrued accounting services fee (Note 2)	12
Accrued management fee (Note 2)	10
Accrued distribution fee (Note 2)	4
Other	14
Total liabilities.	4,798
Total net assets	$532,737

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 42
Additional paid-in capital	443,677
Accumulated undistributed income:	
Accumulated undistributed net investment income.	1,601
Accumulated undistributed net realized gain on	
investment transactions	27,814
Net unrealized appreciation in value of investments.	59,603
Net assets applicable to outstanding units of capital.	$532,737
Net asset value per share (net assets divided by shares outstanding):	
Class A	$12.80
Class B	$12.47
Class C	$12.55
Class Y	$12.83
Capital shares outstanding:	
Class A	34,006
Class B	3,782
Class C	1,594
Class Y	2,367
Capital shares authorized	340,000

See Notes to Financial Statements.

Statement of Operations

VALUE FUND
For the Fiscal Year Ended June 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $17)	$12,147
Interest and amortization	270
Total income	12,417

Expenses (Note 2):

Accounting services fee	161
Audit fees	26
Custodian fees	42
Distribution fee:	
Class A	24
Class B	390
Class C	181
Investment management fee	4,084
Legal fees	19
Service fee:	
Class A	1,174
Class B	130
Class C	60
Shareholder servicing:	
Class A	1,500
Class B	255
Class C	110
Class Y	43
Other	226
Total expenses	8,425
Net investment income	3,992

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	43,151
Realized net gain on written options	1,722
Realized net gain on investments	44,873
Unrealized depreciation in value of securities during the period	(17,955)
Unrealized depreciation in value of written options during the period	(136)
Unrealized depreciation in value of investments during the period	(18,091)
Net gain on investments	26,782
Net increase in net assets resulting from operations	$30,774

See Notes to Financial Statements.

Statement of Changes in Net Assets

VALUE FUND

(In Thousands)

	For the fiscal year ended June 30,	
	2006	**2005**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 3,992	$ 5,967
Realized net gain on investments	44,873	26,254
Unrealized appreciation (depreciation)	(18,091)	23,289
Net increase in net assets resulting from operations.	30,774	55,510
Distributions to shareholders from (Note 1E):[1]		
Net investment income:		
Class A	(5,324)	(3,163)
Class B	(78)	(—)
Class C	(51)	(—)
Class Y	(418)	(274)
Realized gains on investment transactions:		
Class A	(25,007)	(—)
Class B	(2,786)	(—)
Class C	(1,323)	(—)
Class Y	(1,424)	(—)
	(36,411)	(3,437)
Capital share transactions (Note 5)	(70,609)	63,023
Total increase (decrease)	(76,246)	115,096
NET ASSETS		
Beginning of period.	608,983	493,887
End of period.	$532,737	$608,983
Undistributed net investment income	$ 1,601	$ 3,480

(1)See "Financial Highlights" on pages 51 - 54.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.94	$11.77	$ 9.77	$9.89	$10.82
Income (loss) from investment operations:					
Net investment income	0.11	0.14	0.06	0.05	0.02
Net realized and unrealized gain (loss) on investments.	0.58	1.12	1.99	(0.12)	(0.92)
Total from investment operations	0.69	1.26	2.05	(0.07)	(0.90)
Less distributions from:					
Net investment income	(0.15)	(0.09)	(0.05)	(0.05)	(0.03)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.83)	(0.09)	(0.05)	(0.05)	(0.03)
Net asset value, end of period.	$12.80	$12.94	$11.77	$9.77	$ 9.89
Total return[1]	5.40%	10.69%	21.04%	−0.73%	−8.30%
Net assets, end of period (in millions)	$435	$501	$402	$274	$286
Ratio of expenses to average net assets	1.34%	1.34%	1.40%	1.45%	1.39%
Ratio of net investment income to average net assets	0.78%	1.18%	0.60%	0.58%	0.53%
Portfolio turnover rate.	67%	46%	92%	118%	60%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.62	$11.52	$ 9.60	$9.78	$10.77
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)	0.03	(0.03)	(0.04)	(0.04)
Net realized and unrealized gain (loss) on investments.	0.58	1.07	1.95	(0.14)	(0.95)
Total from investment operations	0.55	1.10	1.92	(0.18)	(0.99)
Less distributions from:					
Net investment income	(0.02)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.70)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$12.47	$12.62	$11.52	$9.60	$ 9.78
Total return	4.41%	9.55%	20.00%	−1.84%	−9.19%
Net assets, end of period (in millions)	$47	$54	$49	$34	$33
Ratio of expenses to average net assets	2.28%	2.29%	2.39%	2.49%	2.36%
Ratio of net investment income (loss) to average net assets.	−0.15%	0.23%	−0.39%	−0.46%	−0.45%
Portfolio turnover rate.	67%	46%	92%	118%	60%

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.69	$11.57	$ 9.64	$9.80	$10.77
Income (loss) from investment operations:					
Net investment income (loss)	(0.03)	0.04	(0.03)	(0.03)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.60	1.08	1.96	(0.13)	(0.94)
Total from investment operations	0.57	1.12	1.93	(0.16)	(0.97)
Less distributions from:					
Net investment income	(0.03)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.71)	(0.00)	(0.00)	(0.00)	(0.00)
Net asset value, end of period.	$12.55	$12.69	$11.57	$9.64	$ 9.80
Total return	4.53%	9.68%	20.02%	−1.73%	−8.91%
Net assets, end of period (in millions)	$20	$27	$22	$17	$19
Ratio of expenses to average net assets	2.24%	2.22%	2.29%	2.34%	2.20%
Ratio of net investment income (loss) to average net assets.	−0.11%	0.31%	−0.29%	−0.31%	−0.29%
Portfolio turnover rate.	67%	46%	92%	118%	60%

See Notes to Financial Statements.

Financial Highlights

VALUE FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$12.97	$11.80	$ 9.79	$9.91	$10.84
Income (loss) from investment operations:					
Net investment income	0.15	0.19	0.11	0.09	0.01
Net realized and unrealized gain (loss) on investments.	0.59	1.12	2.01	(0.12)	(0.87)
Total from investment operations	0.74	1.31	2.12	(0.03)	(0.86)
Less distributions from:					
Net investment income	(0.20)	(0.14)	(0.11)	(0.09)	(0.07)
Capital gains	(0.68)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.88)	(0.14)	(0.11)	(0.09)	(0.07)
Net asset value, end of period.	$12.83	$12.97	$11.80	$9.79	$ 9.91
Total return	5.83%	11.16%	21.74%	−0.37%	−7.85%
Net assets, end of period (in millions)	$31	$27	$21	$15	$9
Ratio of expenses to average net assets	0.92%	0.92%	0.93%	0.94%	0.95%
Ratio of net investment income to average net assets	1.19%	1.60%	1.06%	1.09%	0.97%
Portfolio turnover rate.	67%	46%	92%	118%	60%

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Select Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues three series of capital shares; each series represents ownership of a separate mutual fund. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Corporation is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Corporation combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2006, the following amounts were reclassified:

	Accumulated Undistributed Net Realized Gain (Loss) on Investment Transactions	Accumulated Undistributed Net Investment Income (Loss)	Additional Paid-in Capital
Dividend Income Fund	$(56,483)	$61,644	$ (5,161)
Energy Fund	—	23,342	(23,342)

Net investment income (loss) and net assets were not affected by this change.

F. Recently Issued Accounting Standard – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and the impact on each Fund's financial statements, if any, is currently being assessed.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Dividend Income Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%
Energy Fund	Up to $1 Billion	0.85%
	Over $1 Billion up to $2 Billion	0.83%
	Over $2 Billion up to $3 Billion	0.80%
	Over $3 Billion	0.76%

Fund	Net Asset Breakpoints	Annual Rate
Value Fund	Up to $1 Billion	0.70%
	Over $1 Billion up to $2 Billion	0.65%
	Over $2 Billion up to $3 Billion	0.60%
	Over $3 Billion	0.55%

However, WRIMCO has voluntarily agreed to waive its management fee on any day if a Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Corporation and pricing daily the value of shares of each Fund. For these services, each Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee

Average Net Asset Level (in millions)		Annual Fee Rate for Each Level
From $ 0 to $ 10		$ 0
From $ 10 to $ 25		$ 11,500
From $ 25 to $ 50		$ 23,100
From $ 50 to $ 100		$ 35,500
From $ 100 to $ 200		$ 48,400
From $ 200 to $ 350		$ 63,200
From $ 350 to $ 550		$ 82,500
From $ 550 to $ 750		$ 96,300
From $ 750 to $1,000		$121,600
$1,000 and Over		$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a monthly per account charge for shareholder servicing. The monthly fee is as follows: Dividend Income Fund – $1.5792 for each shareholder account which was in existence at any time during the prior month; Energy Fund and Value Fund – $1.5042 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Corporation pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the fiscal year ended June 30, 2006, W&R received the following amounts in gross sales commissions and CDSC.

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Dividend Income Fund	$2,227,907	$ 653	$17,660	$2,470
Energy Fund	1,533,894	0	536	151
Value Fund	1,263,858	1,801	73,760	2,161

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the fiscal year ended June 30, 2006, W&R paid the following amounts: Dividend Income Fund – $1,408,090, Energy Fund – $950,333 and Value Fund – $794,977.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Corporation paid Directors' fees of $41,720, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the fiscal year ended June 30, 2006 are summarized as follows:

	Dividend Income Fund	Energy Fund	Value Fund
Purchases of investment securities, excluding short-term and U.S. government obligations. . . .	$ 128,230,740	$105,208,188	$384,136,711
Purchases of U.S. government obligations	—	—	—
Purchases of short-term securities	2,770,937,391	962,574,886	903,047,009
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	46,927,174	2,998,961	480,929,444
Proceeds from U.S. government obligations . . .	—	—	—
Proceeds from maturities and sales of short-term securities	2,749,794,108	952,507,000	907,930,016

For Federal income tax purposes, cost of investments owned at June 30, 2006 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation
Dividend Income Fund	$336,301,711	$84,398,162	$ 4,743,080	$79,655,082
Energy Fund.	112,580,450	4,839,524	2,130,487	2,709,037
Value Fund	475,216,347	74,619,142	15,213,403	59,405,739

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended June 30, 2006 and the related capital loss carryover and post-October activity were as follows:

	Dividend Income Fund	Energy Fund	Value Fund
Net ordinary income	$3,757,043	$ —	$ 7,637,247
Distributed ordinary income	3,648,022	—	5,870,796
Undistributed ordinary income	272,720	—	5,276,535
Realized long-term capital gains	6,665,095	—	41,108,756
Distributed long-term capital gains	—	—	30,540,234
Undistributed long-term capital gains	6,665,095	—	24,325,413
Capital loss carryover	—	—	—
Post-October losses deferred	—	3,638	—

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the fiscal year ended June 30, 2006 are summarized below. Amounts are in thousands.

	Dividend Income Fund	Energy Fund	Value Fund
Shares issued from sale of shares:			
Class A	9,573	10,425	4,935
Class B	413	487	306
Class C	510	577	233
Class Y	128	83	360
Shares issued from reinvestment of dividends and/or capital gains distribution:			
Class A	240	—	2,374
Class B	2	—	230
Class C	2	—	110
Class Y	12	—	145
Shares redeemed:			
Class A	(3,314)	(346)	(12,041)
Class B	(182)	(20)	(1,056)
Class C	(228)	(10)	(881)
Class Y	(107)	(14)	(174)
Increase (decrease) in outstanding capital shares	7,049	11,182	(5,459)
Value issued from sale of shares:			
Class A	$133,261	$106,129	$ 63,926
Class B	5,705	4,944	3,867
Class C	7,061	5,894	2,960
Class Y	1,791	861	4,655
Value issued from reinvestment of dividends and/or capital gains distribution:			
Class A	3,363	—	29,934
Class B	29	—	2,845
Class C	33	—	1,366
Class Y	165	—	1,835
Value redeemed:			
Class A	(46,229)	(3,501)	(155,300)
Class B	(2,518)	(200)	(13,285)
Class C	(3,129)	(104)	(11,152)
Class Y	(1,476)	(142)	(2,260)
Increase (decrease) in outstanding capital	$ 98,056	$113,881	$(70,609)

Transactions in capital stock for the fiscal year ended June 30, 2005 are summarized below. Amounts are in thousands.

	Dividend Income Fund	Value Fund
Shares issued from sale of shares:		
Class A	8,642	11,818
Class B	547	891
Class C	439	808
Class Y	129	327
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	206	248
Class B	5	—
Class C	4	—
Class Y	14	22
Shares redeemed:		
Class A	(2,378)	(7,441)
Class B	(206)	(852)
Class C	(207)	(576)
Class Y	(88)	(110)
Increase in outstanding capital shares	7,107	5,135
Value issued from sale of shares:		
Class A	$101,402	$145,620
Class B	6,406	10,689
Class C	5,156	9,807
Class Y	1,519	4,045
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	2,501	3,133
Class B	61	—
Class C	49	—
Class Y	165	273
Value redeemed:		
Class A	(28,148)	(91,857)
Class B	(2,438)	(10,295)
Class C	(2,438)	(7,013)
Class Y	(1,044)	(1,379)
Increase in outstanding capital	$ 83,191	$ 63,023

NOTE 6 – Options

Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. For a Fund, when a written put option is exercised, the cost basis of the securities purchased by the Fund is reduced by the amount of the premium received.

For Value Fund, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	2,306	$ 166,565
Options written	26,076	1,488,542
Options terminated in closing purchase transactions	(488)	(18,290)
Options exercised	(4,512)	(354,816)
Options expired	(21,817)	(1,218,018)
Outstanding at June 30, 2006	1,565	$ 63,983

For Value Fund, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at June 30, 2005	3,548	$ 177,045
Options written	22,085	1,098,692
Options terminated in closing purchase transactions	(3,462)	(91,389)
Options exercised	(230)	(28,542)
Options expired	(17,487)	(781,780)
Outstanding at June 30, 2006	4,454	$ 374,026

NOTE 7 – Swaps

Each Fund may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Fund may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Fund anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. A Fund may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, a Fund will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Fund may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on dealer-supplied valuations and changes in value, if any, are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering in swap agreements involve certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and-desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order will be available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Select Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Dividend Income Fund, Waddell & Reed Advisors Energy Fund and Waddell & Reed Advisors Value Fund (collectively the "Funds"), the mutual funds comprising Waddell & Reed Advisors Select Funds, Inc., as of June 30, 2006, and the related statements of operations for the fiscal periods then ended, the statements of changes in net assets for the periods presented, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds comprising Waddell & Reed Advisors Select Funds, Inc. as of June 30, 2006, the results of their operations for the fiscal periods then ended, the changes in their net assets for the periods presented, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 15, 2006

Income Tax Information

The amounts of the dividends and long-term capital gains below, multiplied by the number of shares owned by you on the record date, will give you the total amounts to be reported in your Federal income tax return for the year in which they were received or reinvested.

| | | PER-SHARE AMOUNTS REPORTABLE AS: | | | | | |
| | | For Individuals | | | For Corporations | | |
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
		Dividend Income Fund Class A					
9-14-05	$0.03000	$0.03000	$ —	$ —	$0.03000	$ —	$ —
12-14-05	0.05100	0.05100	—	—	0.05100	—	—
3-15-06	0.03000	0.03000	—	—	0.03000	—	—
6-14-06	0.04500	0.04500	—	—	0.04500	—	—
TOTAL	$0.15600	$0.15600	$ —	$ —	$0.15600	$ —	$ —
		Dividend Income Fund Class B					
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	0.01800	0.01800	—	—	0.01800	—	—
3-15-06	—	—	—	—	—	—	—
6-14-06	0.00300	0.00300	—	—	0.00300	—	—
TOTAL	$0.02100	$0.02100	$ —	$ —	$0.02100	$ —	$ —
		Dividend Income Fund Class C					
9-14-05	$ —	$ —	$ —	$ —	$ —	$ —	$ —
12-14-05	0.02100	0.02100	—	—	0.02100	—	—
3-15-06	—	—	—	—	—	—	—
6-14-06	0.01000	0.01000	—	—	0.01000	—	—
TOTAL	$0.03100	$0.03100	$ —	$ —	$0.03100	$ —	$ —
		Dividend Income Fund Class Y					
9-14-05	$0.04200	$0.04200	$ —	$ —	$0.04200	$ —	$ —
12-14-05	0.06200	0.06200	—	—	0.06200	—	—
3-15-06	0.04200	0.04200	—	—	0.04200	—	—
6-14-06	0.05800	0.05800	—	—	0.05800	—	—
TOTAL	$0.20400	$0.20400	$ —	$ —	$0.20400	$ —	$ —

(Continued)		PER-SHARE AMOUNTS REPORTABLE AS:					
		For Individuals			For Corporations		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
		Value Fund Class A					
12-14-05	$0.82590	$0.14500	$ —	$0.68090	$0.14500	$ —	$0.68090
		Value Fund Class B					
12-14-05	$0.69990	$0.01900	$ —	$0.68090	$0.01900	$ —	$0.68090
		Value Fund Class C					
12-14-05	$0.70690	$0.02600	$ —	$0.68090	$0.02600	$ —	$0.68090
		Value Fund Class Y					
12-14-05	$0.88090	$0.20000	$ —	$0.68090	$0.20000	$ —	$0.68090

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Select Funds, Inc.

Each of the individuals listed below serves as a director for the Corporation, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chair of the Corporation's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Corporation includes additional information about the Corporation's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (58)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 2000
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: Professor of Law, Washburn Law School; Dean, Washburn Law School (until 2001)
Other Directorships held by Director: Director, Kansas Legal Services for Prisoners, Inc.

John A. Dillingham (67)
4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 2000
Director of Funds in the Fund Complex since: 1997
Principal Occupations during Past 5 Years: President and Director, JoDill Corp. and Dillingham Enterprises, Inc., both farming enterprises; President, Missouri Institute of Justice
Other Directorships held by Director: Director, Salvation Army; Advisory Director, UMB Northland Board (financial services)

David P. Gardner (73)
6300 Lamar Avenue, Overland Park, KS 66202
Positions held with Fund: Director, Independent Chair
Number of portfolios overseen by Director: 46
Director since: 2000; Independent Chair since: 2006
Director of Funds in the Fund Complex since: 1998
Principal Occupation during Past 5 Years: Senior Advisor to the President, J. Paul Getty Trust; formerly, Professor, University of Utah (until 2005)
Other Directorships held by Director: none

Linda K. Graves (52)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 46
Director since: 2000
Director of Funds in the Fund Complex since: 1995
Principal Occupation during Past 5 Years: First Lady of Kansas (until 2003)
Other Directorships held by Director: Chairman and Director, Greater Kansas City Community Foundation

Joseph Harroz, Jr. (39)
6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 73
Director since: 2000
Director of Funds in the Fund Complex since: 1998
Principal Occupations during Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma; Adjunct Professor, University of Oklahoma Law School; Managing Member, Harroz Investments, LLC, commercial enterprise investments; formerly, Consultant, MTV Associates (2004)
Other Directorships held by Director: Director and Shareholder, Valliance Bank; Independent Chair and Director, Ivy Funds, Inc.; Independent Chair and Trustee, Ivy Funds

John F. Hayes (86)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 2000

Director of Funds in the Fund Complex since: 1988

Principal Occupation during Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (82)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 2000

Director of Funds in the Fund Complex since: 1971

Principal Occupations during Past 5 Years: Chairman and Chief Executive Officer (CEO) of Castle Valley Ranches, LLC

Other Directorships held by Director: Chairman and CEO of the Wellness Council of America; Member, Advisory Council of the Boy Scouts of America

Frank J. Ross, Jr. (53)

Polsinelli Shalton Welte Suelthaus, 700 W 47th Street, Suite 1000, Kansas City, MO 64112

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 2000

Director of Funds in the Fund Complex since: 1996

Principal Occupation during Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 73

Director since: 2000

Director of Funds in the Fund Complex since: 1995

Principal Occupations during Past 5 Years: Professor Emeritus, University of Missouri at Kansas City; formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (70)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 46

Director since: 2000

Director of Funds in the Fund Complex since: 1971

Principal Occupation during Past 5 Years: Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (69)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 25

Director since: 2000

Director of Funds in the Fund Complex since: 1998

Principal Occupations during Past 5 Years: Consultant of WDR and W&R; Director of WDR (until 2003); Executive Vice President and Chief Operating Officer of WDR (until 2001); Principal Financial Officer, Treasurer, CEO and President of W&R (until 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (until 2001); Director and Treasurer of WRSCO (until 2001)

Other Directorships held by Director: None

Henry J. Herrmann (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director and President

Number of portfolios overseen by Director: 73

Director since: 2000; President since: 2001

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) during Past 5 Years: CEO of WDR; formerly, Chief Investment Officer (CIO) and President of WDR (until 2005); President, CEO and Chairman of WRIMCO; formerly, CIO of WRIMCO (until 2005); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR; formerly, Chief Investment Officer of IICO, (until 2005); President of each of the Funds in the Fund Complex

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (63)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer, Principal Accounting Officer and Vice President since 2000; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) during Past 5 Years: Senior Vice President of WRSCO; Treasurer, Principal Accounting Officer, Vice President and Principal Financial Officer of each of the Funds in the Fund Complex; Assistant Treasurer of Ivy Funds (until 2003); Vice President of WRSCO (until 2001)

Directorships held: None

Kristen A. Richards (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO and IICO; Vice President and Secretary of each of the Funds in the Fund Complex

Directorships held: None

Daniel C. Schulte (40)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) during Past 5 Years: Senior Vice President and General Counsel of WDR, W&R, WRIMCO, IICO, IFDI and WRSCO; formerly, Secretary of WDR, WRIMCO, W&R, WRSCO, and IFDI (until 2004); formerly, Assistant Secretary of WDR (until 2005); formerly, Assistant Secretary of IICO (until 2006); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex

Directorships held: None

Scott Schneider (38)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) during Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex; formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (until 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds
 Waddell & Reed Advisors Global Bond Fund
 Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
 Waddell & Reed Advisors Accumulative Fund
 Waddell & Reed Advisors Core Investment Fund
 Waddell & Reed Advisors Dividend Income Fund
 Waddell & Reed Advisors New Concepts Fund
 Waddell & Reed Advisors Small Cap Fund
 Waddell & Reed Advisors Tax-Managed Equity Fund
 Waddell & Reed Advisors Value Fund
 Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
 Waddell & Reed Advisors Bond Fund
 Waddell & Reed Advisors Government Securities Fund
 Waddell & Reed Advisors High Income Fund
 Waddell & Reed Advisors Limited-Term Bond Fund
 Waddell & Reed Advisors Municipal Bond Fund
 Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
 Waddell & Reed Advisors Cash Management

Specialty Funds
 Waddell & Reed Advisors Asset Strategy Fund
 Waddell & Reed Advisors Continental Income Fund
 Waddell & Reed Advisors Energy Fund
 Waddell & Reed Advisors Retirement Shares
 Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.



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